Exhibit 99.1

Fusion Fuel Signs Non-Binding Letter of Intent to Enter Joint Venture for Specialized Fuel Project in South Africa

DUBLIN, Ireland – August 11, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced the signing of a non-binding Letter of Intent (“LOI”) to form a joint venture (“JV”) with a privately-held South Africa-based specialized fuel company (the “Partner”) aimed at delivering a specialized fuel solution for a project in South Africa. The first project for the JV has been awarded to the Partner by a subsidiary of a multinational food and beverage corporation. The proposed transaction aligns with Fusion Fuel’s strategic focus on near-term, revenue-generating, integrated energy investments.

The project utilizes the Partner’s proprietary boiler technology. The first energy solution as part of the JV is planned for deployment at a South African commercial facility and is expected to provide immediate commercial use and strong visibility on cash flow.

Key terms of the LOI include:

●	Fusion Fuel Majority Stake: Fusion Fuel will hold a 51% controlling interest in the JV, ensuring financial consolidation and strategic alignment.
●	€480,000 Total Investment: Fusion Fuel will invest a total of €480,000 into the JV over four months, with payments linked to project milestones and operational readiness.
●	Innovative Proprietary Technology: The Partner brings a fuel technology tailored for industrial applications in off-grid environments.
●	Robust Returns and Cash Flow: The LOI provides for a preferential return of capital to Fusion Fuel and 10% annual interest on Fusion Fuel’s investment. The project is expected to generate substantial returns based on approximately $248,000 in free cash flow during its first year of operation, with approximately $1.27 million in free cash flow expected over five years.
●	Right of First Refusal: Fusion Fuel will have the first option on future projects from the Partner for two years, allowing scalable growth in the region, with several new projects in development.

The LOI is non-binding and remains subject to satisfactory due diligence, finalization of definitive agreements, and customary closing conditions. The parties are targeting execution of definitive agreement and closing during the third quarter of 2025.

“The LOI signifies a significant milestone in our commercial strategy,” said John-Paul Backwell, CEO of Fusion Fuel. “Not merely a development opportunity, it would allow us to invest in an awarded and contracted project with immediate revenue implications. The Partner’s technology aligns well with our diverse and integrated energy platform, and we are excited to introduce this innovation to the market as we accelerate our international expansion. This potential transaction complements our previously-announced non-binding Heads of Terms to acquire a UK-based energy distribution company, thereby boosting our portfolio value, contingent upon the successful completion of both transactions. “

About Fusion Fuel Green PLC

Fusion Fuel Green PLC provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into definitive agreements with the Partner and the Target (as defined in the Company’s press release issued on May 27, 2025), the ability of the parties to each of the LOI and the Heads of Terms (as defined in the Company’s press release issued on May 27, 2025) to complete their due diligence and all other closing conditions prior to the closing of such definitive agreements, the ability of the parties to the LOI and the Heads of Terms to obtain all necessary regulatory, shareholder, and other consents and approvals in connection with the contemplated transactions, the ability of the Company to satisfy its financing commitments for the project contemplated by the LOI and the acquisition contemplated by the Heads of Terms, the ability of the project contemplated by the LOI and the Target to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns on its contemplated financial commitments or consideration in connection with these transactions, and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu